Filed by:  Allscripts Inc. (Commission File No. 000-26537)
                    pursuant to Rule 425 under the Securities Act of 1933
                    and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934
                    Subject Company:  Channelhealth Incorporated



               ALLSCRIPTS' CHANNELHEALTH ACQUISITION MOVES FORWARD

                       FORM S-4 DECLARED EFFECTIVE BY SEC

                   TRANSACTION EXPECTED TO CLOSE JANUARY 2001

      ---------------------------------------------------------------------


           CHICAGO, IL, AND BURLINGTON, VT, DECEMBER 11, 2000 - Allscripts, Inc.

(NASDAQ: MDRX), the leading provider of wireless, point-of-care e-prescribing and productivity solutions for physicians, and IDX Systems Corporation (NASDAQ:

IDXC), a leading healthcare information systems company, today announced that the SEC Form S-4 registration statement, filed by Allscripts in connection with its pending purchase of ChannelHealth and 10-year strategic alliance with IDX,

has been declared effective by the Securities and Exchange Commission.


           ChannelHealth, a subsidiary of IDX Systems Corporation, provides a set of Internet-based clinical and productivity solutions for physicians that bring the power of the Internet to the practice of medicine. Proxies have been mailed and a shareholder vote on the transaction is scheduled for January 8,

2001. Closing is expected to immediately thereafter.


           "This is a key step forward in the completion of our acquisition of

ChannelHealth," stated Glen Tullman, Chairman and Chief Executive Officer of

Allscripts. "Not only will we become the exclusive provider of clinical point-of-care and Internet solutions to IDX's 118,000 physicians, but we will also add functionality to our hand-held solutions. With the addition of

ChannelHealth's innovative charge capture solution, and integration with their

Physician Home Base Internet portal, we will now have the most comprehensive and proven suite of applications on the market."


            "Our alliance with Allscripts gives IDX a strong point-of-care partner in the market," said Rich Tarrant, Chief Executive Officer of IDX. "The

ChannelHealth/Allscripts offering, when coupled with IDX solutions, will enable us to offer a broad product portfolio of practice management and clinical products to our group practice customers. We are pleased to be moving forward."

ABOUT ALLSCRIPTS

Allscripts is improving healthcare at the point-of-care. As the leading provider of innovative point-of-care medication management and productivity enhancing solutions, we focus on addressing the needs of physicians and managed care payers and plans. Our TouchScript software provides easy-to-use electronic prescribing that reduces medication errors and uses the Internet to route transactions to local retail, mail order and Internet pharmacies, and provide connectivity to managed care and other organizations. We also offer physicians the opportunity to dispense commonly prescribed medications to their patients at the point-of-care. TouchScript software and applications run on Microsoft's PocketPC and Windows CE operating systems. Allscripts provides its applications on the Compaq iPAQ and the Hewlett-Packard Jornada hand-held wireless hardware. The Company also provides a number of Internet-based patient compliance and physician education services such as its e-Detailing(TM) products from its Physicians Interactive unit, as well as e-commerce applications. Through its acquisition of MasterChart, Allscripts markets innovative hand-held digital dictation solutions for physicians. Allscripts also allows physicians to access and prescribe patient care plans, directly in the office and over the Internet, through its Medifor unit. Strategic partners include IMS Health, the world's leading supplier of information solutions to the pharmaceutical and healthcare industries, Express Scripts, the nation's largest independent full-service pharmacy benefit manager, and Dendrite, a leading global provider of highly specialized, integrated product and service offerings for the pharmaceutical industry. Allscripts is headquartered in Libertyville, IL, and provides services to over 13,500 physicians at 3,500 sites across the U.S. Visit Allscripts on the Web at allscripts.com. Allscripts, TouchScript, TouchScript.Net, Personal Prescriber and 3Touch are trademarks of Allscripts, Inc.

This announcement contains forward-looking statements about Allscripts, Inc. that involve risks and uncertainties. These forward-looking statements are developed by combining currently available information with Allscripts' beliefs and assumptions. These statements often contain words like will, believe, expect, anticipate, intend, contemplate, seek, plan, estimate or similar expressions. Forward-looking statements do not guarantee future performance. These statements are made under the protection afforded them by Section 21E of the Securities Exchange Act of 1934. Because Allscripts cannot predict all of the risks and uncertainties that may affect it, or control the ones it does predict, Allscripts' actual results may be materially different from the results expressed in its forward-looking statements. For a more complete discussion of the risks, uncertainties and assumptions that may affect Allscripts, see the Company's 1999 Annual Report on Form 10-K and registration statement and proxy statement to be filed in connection with the merger with ChannelHealth. Such documents can be obtained through the website maintained by the Securities and Exchange Commission at www.sec.gov.


ABOUT IDX

Founded in 1969, IDX Systems Corporation uses information technology to maximize value in the delivery of healthcare, improve the quality of patient service, enhance medical outcomes, and reduce the costs of care. IDX supports these objectives with a broad range of complementary, functionally rich, and highly integrated products installed at 2,065 client sites. IDX clients span the full care continuum including academic hospitals and medical centers, integrated delivery networks, and physician group practices in North America. Customers include 118,000 physicians who utilize practice management systems to improve patient care and other workflow processes. The IDX Web Strategy includes browser technology, e-commerce and web-based tools -- built using Internet architecture -- that facilitates access for patients, physicians and care providers to vital health information and data managed by the IDX clinical, administrative, financial, and managed care products. EDiX Corporation, an IDX subsidiary, is one of the nation's largest transcription companies specializing in total outsourcing of transcription services for health systems, medical groups, and outpatient centers.

This press release contains forward-looking statements about IDX Systems Corporation that involve a number of risks and uncertainties. Among the important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are possible deferral, delay or cancellation by customers of computer system purchase decisions, possible delay or denial of stockholder approval for the transactions with Allscripts, Inc., possible adverse change in the business or stock price of Allscripts, Inc., the inability of IDX to realize benefits from its proposed alliance with Allscripts, Inc., possible delay of systems installations, development by competitors of new or superior technologies, changing economic, political and regulatory influences on the healthcare and Internet industries, changes in product pricing policies, general economic conditions and regulatory developments in the healthcare industry, and factors detailed from time to time in the IDX's periodic reports and registration statements filed with the Securities and Exchange Commission, which important factors are incorporated herein by reference. IDX undertakes no obligation to update forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events, or changes in future operating results, financial condition or business over time.

Allscripts has filed a Registration Statement on Form S-4 in connection with the merger transactions referred to in this press release, and Allscripts has mailed a Proxy Statement/Prospectus to its stockholders containing information about the merger. WE URGE INVESTORS AND STOCKHOLDERS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN IMPORTANT INFORMATION CONCERNING ALLSCRIPTS, CHANNELHEALTH, THE MERGER AND RELATED MATTERS. INVESTORS AND SECURITY HOLDERS WILL BE ABLE TO OBTAIN FREE COPIES OF THE REGISTRATION STATEMENT ON FORM S-4 AND THE PROXY STATEMENT/PROSPECTUS THROUGH THE WEBSITE MAINTAINED BY THE SECURITIES AND EXCHANGE COMMISSION AT www.sec.gov. AND FROM ALLSCRIPTS AT THE CONTACT LISTED ABOVE.

ALLSCRIPTS AND ITS DIRECTORS AND CERTAIN OF ITS EXECUTIVE OFFICERS MAY BE DEEMED, UNDER SEC RULES, TO BE SOLICITING PROXIES FROM ITS STOCKHOLDERS IN FAVOR OF THE PROPOSED MERGER. INFORMATION REGARDING THE IDENTITY OF THESE PERSONS, AND THEIR INTEREST IN THE SOLICITATION, WILL BE SET FORTH IN A SCHEDULE 14A TO BE FILED WITH THE SEC, AND AVAILABLE FREE OF CHARGE AT THE SEC WEBSITE AND PUBLIC REFERENCE ROOM, AND FROM ALLSCRIPTS AS PROVIDED BELOW.

ALLSCRIPTS CONTACT                       IDX SYSTEMS CONTACT

Ken Shore                                Margo Happer
Vice President - Marketing               Director - Investor Relations

(847) 680-3515, ext. 200                 (802) 864-1758, ext. 6169

e-mail: info@allscripts.com              e-mail: margo_happer@idx.com
        -------------------                      --------------------



                                         CHANNELHEALTH CONTACT

                                         Tracey Moran
                                         (802) 863-5525, ext. 4272
                                         e-mail: tracey_moran@channelhealth.com
                                                 ------------------------------